3/18

04004876

SECURITIE[S AND EXCHANGE COM]MISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	October 31, 2004
Estimated average burden hours per response	12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 52065

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/01/03 (MM/DD/YY) AND ENDING 12/31/03 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Aton Securities, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

60 East 42nd Street, Suite 2530
(No. and Street)

New York (City) New York (State) 10165 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Gary R. Purwin (212) 832-1110
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Pricewaterhousecoopers
(Name – *if individual, state last, first, middle name*)

1177 Avenue of the Americas (Address) New York (City) NY (State) 10036 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

SEC MAIL PROCESSING RECEIVED MAR 01 2004 WASH. D.C. 181 SECTION

PROCESSED MAR 25 2004 THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

JW

OATH OR AFFIRMATION

I, Gary R. Purwin, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Aton Securities, LLC, as of December 31, 20 03, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

VERONICA O. DE LOS SANTOS
Notary Public, State of New York
No. 01DE6066570
Qualified in Queens County
Commission Expires Nov. 19, 2005

[Signature]
Signature

Financial Operations Officer
Title

Veronica O. De Los Santos
Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Aton Securities, Inc.

Statement of Financial Condition
As of December 31, 2003

This report is available for public inspection in accordance with Rule 17a-5(e)(3) under the Securities Exchange Act of 1934.

PricewaterhouseCoopers LLP
1177 Avenue of the Americas
New York NY 10036
Telephone (646) 471 4000
Facsimile (813) 286 6000

Report of Independent Auditors

To the Board of Directors and Shareholder of
Aton Securities, Inc.

In our opinion, the accompanying statement of financial condition presents fairly, in all material respects, the financial position of Aton Securities, Inc. at December 31, 2003, in conformity with accounting principles generally accepted in the United States of America. This financial statement is the responsibility of the Company's management; our responsibility is to express an opinion on this financial statement based on our audit. We conducted our audit of this statement in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

PricewaterhouseCoopers LLP

February 26, 2004

Aton Securities, Inc.
Statement of Financial Condition
December 31, 2003

Assets	
Cash	$ 1,146,542
Due from clearing brokers	827,717
Prepaid expenses	23,805
Fixed assets, at cost, less accumulated depreciation and amortization of $3,966	119,113
Security deposits	51,745
Total assets	$ 2,168,922
Liabilities and Shareholder's Equity	
Liabilities	
Interest payable	$ 146,658
Accounts payable and accrued expenses	71,686
	218,344
Commitments and contingencies (Note 5)	
Liabilities subordinated to claim of general creditors	1,600,000
Shareholder's Equity	
Common stock, $.01 par value; 100 shares authorized, issued and outstanding	1
Additional paid in capital	2,699,999
Accumulated deficit	(2,349,422)
Total shareholder's equity	350,578
Total liabilities and shareholder's equity	$ 2,168,922

The accompanying notes are an integral part of this statement of financial condition.

1. Business Description and Summary of Significant Accounting Policies

Description of business
Aton Securities, Inc. ("Aton" or the "Company") is a registered broker and dealer and a member of the National Association of Securities Dealers (NASD). The Company is a subsidiary of Aton C.I.S. Advisors, Ltd. of Nicosia, Cyprus, which is in turn a subsidiary of Aton Financial Holdings, a privately held enterprise also based in Nicosia, Cyprus. The Company was established to engage in brokerage activity, on behalf of its customers, in U.S. corporate securities and American Depository Receipts of Russian companies.

Use of estimates
The preparation of the financial statement in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statement. Actual results could differ from the estimates included in the financial statements.

Fixed Assets
Depreciation of equipment and furniture is computed on a straight-line basis using an estimated useful life of three to five years. Amortization of leasehold improvements is over the lesser of the life of the improvement and term of the lease.

Cash and Cash Equivalents
Financial instruments which are readily convertible into cash and have a maturity date of three months or less at date of acquisition are considered to be cash equivalents. There were no cash equivalents at December 31, 2003.

Due from Clearing Broker
Due from clearing broker represents cash deposits and income earned on such deposits.

2. Income Taxes

The Company files a Federal, New York State and New York City tax return.

The Company recognizes deferred and current tax benefits and provisions, and the related tax assets and liabilities in accordance with Statement of Financial Accounting Standards No. 109 "Accounting for Income Taxes."

3. Off-Balance-Sheet Risk and Concentrations of Credit Risk

The clearing and depository operations for the Company's customer's securities transactions are performed by its clearing broker pursuant to a clearance agreement. At December 31, 2003, due from clearing broker on the Statement of Financial Condition are deposits with and commissions and interest due from this clearing broker, who is a member of a nationally recognized exchange. The Company consistently monitors the credit worthiness of the clearing broker to mitigate the Company's exposure to credit risk.

Pursuant to the terms of the agreement between the Company and the clearing broker, the clearing broker has the right to charge the Company for losses that result from a counterparty's failure to fulfill its contractual obligations.

As the right to charge the Company has no maximum amount and applies to all trades executed through the clearing broker, the Company believes there is no maximum amount assignable to this right. At December 31, 2003, the Company has recorded no liabilities with regard to the right. In addition, the Company has the right to pursue collection or performance from the counterparties who do not perform under their contractual obligations.

A customer's unsettled trades may ultimately expose the Company to off-balance sheet credit risk in the event the customer is unable to fulfill its contractual obligations. The Company seeks to control the risk associated its customer activities by making credit inquiries when establishing customer relationships and by monitoring customer trading activity.

4. Liabilities Subordinated to the Claims of General Creditors

The Company's subordinated liabilities at December 31, 2003 consists of two subordinated notes from Aton C.I.S. Advisors, Ltd. as follows:

Amount	Maturity Date	Interest Rate
$ 600,000	August 31, 2005	6.00 %
1,000,000	January 1, 2006	6.00 %
$ 1,600,000		

The Company has accrued interest expense of $146,658 on both notes, but such amounts have not been paid at December 31, 2003. However, the Company intends on paying such amounts in the future.

The subordinated notes outstanding at December 31, 2003 are covered by agreements approved by the National Association of Securities Dealers Regulation and are available in computing regulatory net capital. To the extent such borrowings are required for the Company's continued compliance with minimum net capital requirements, they may not be repaid.

5. Commitments and Contingencies

The Company entered into a lease of office space on September 30, 2003, which commenced December 1, 2003 for a period of 5 years. The Company's commitment to this operating lease includes its proportionate share of future property tax increases and operating expenses based on increases in the Consumer Price Index. Future minimum annual rent payments as of December 31, 2003 are as follows:

2004	$ 97,685
2005	97,685
2006	97,918
2007	100,476
2008	92,103
Total future minimum payments required	$ 485,867

In connection with the Company's lease, the Company placed cash on deposit with the lessor in the amount of $32,562.

The Company also received a one-month rent abatement during 2003. Such abatement has been reflected as a liability in the Statement of Financial Condition and is amortized over the life of the lease to recognize such amounts ratably.

6. Fixed Assets

At December 31, 2003, fixed assets consist of the following:

Equipment	$ 50,941
Furniture	41,075
Leasehold improvements	31,063
	123,079
Accumulated depreciation and amortization	(3,966)
	$ 119,113

7. Related-Party Transactions

During 2003, a capital contribution of $1,500,000 was made by Aton C.I.S. Advisors, Ltd. to the Company.

8. Net Capital Requirements

The Company is subject to the Securities and Exchange Commission's ("SEC") Uniform Net Capital Rule 15c3-1 (the "Rule") which requires the maintenance of minimum net capital and that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. The Company is required to maintain net capital in accordance with the Rule of the greater of $50,000 or 6 2/3% of aggregate indebtedness. At December 31, 2003, the Company had net capital of $1,655,915 which was $1,605,915 in excess of its required capital of $50,000.

9. Subsequent Events

On February 3, 2004 the Company notified its clearing broker, Pershing LLC, that the clearing relationship with the Company was being terminated. Prior to the notification to Pershing LLC, on December 1, 2003, the Company entered into a new clearing agreement with Bear Stearns Securities Corp. ("BSSC") whereby its accounts will be introduced to another broker dealer, Northeast Securities, Inc., who will act as the Company's trade execution agent, and such accounts will be cleared on a fully disclosed basis by BSSC. The Company placed $250,000 on deposit with BSSC in connection with their designation as the Company's new clearing broker.

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
1177 Avenue of the Americas
New York NY 10036
Telephone (646) 471 4000
Facsimile (813) 286 6000

Report of Independent Auditors on Internal Control Required By SEC Rule 17a-5

To the Board of Directors and Shareholder of
Aton Securities, Inc.:

In planning and performing our audit of the financial statements and supplemental schedules of Aton Securities, Inc. (the "Company") for the year ended December 31, 2003, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company, including tests of compliance with such practices and procedures, that we considered relevant to the objectives stated in Rule 17a-5(g), in the following:

1. Making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11);
2. Making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13; and
3. Determining compliance with the exemptive provisions of Rule 15c3-3.

Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System; and
2. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3;

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of control and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to

achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of internal control to future periods is subject to the risk that controls may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including procedures for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2003to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the National Association of Securities Dealers, Inc., and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

PricewaterhouseCoopers LLP

February 26, 2004